May 5, 2016

David Korvin, Esq.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4631

Washington, D.C. 20549

Re:

Ambient Water Corporation

Registration Statement on Form S-1

Filed April 15, 2016

File No. 333-210-776

SEC Staff:

This letter is in response to the Staff's Comment Letter addressed to Ambient Water Corporation dated May 5, 2016.

The following is the Registrant's responses to the Staff comments:

General

Comment No. 1

1.

We note your revised disclosure in response to comment one in our letter dated April 29, 2016. Please revise or remove the following disclosure on page 49 that is inconsistent with the terms of your Securities Purchase Agreement: “If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders.”

Response:

We have revised and removed the inconsistent statement.

7721 E Trent Ave • Spokane, WA 99212 | O: 888.757.3294 | F: 509.474.9451 | W: ambientwater.com

Risk Factors, page 9

Comment No. 2

We note your revised disclosure in response to comment two in our letter dated April 29, 2016. In your next amendment, please expand upon why the parties chose $5 million as the potential full amount under the agreement given that 90 million shares currently equals $114,750.

Response:

We have revised the risk factor adding a new sentence addressing the reasoning for the choice of $5,000,000 financing figure.

Notwithstanding, the Staff's comments, the Registrant acknowledges the following statements:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith White

Keith White

Chief Executive Officer

7721 E Trent Ave • Spokane, WA 99212 | O: 888.757.3294 | F: 509.474.9451 | W: ambientwater.com